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                              July 26, 2023

       Paul Ogorek
       Chief Executive Officer
       PGD Eco Solutions, Inc.
       7306 Skyview Ave.
       New Port Richey, Florida 34653

                                                        Re: PGD Eco Solutions,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 4
                                                            Filed July 21, 2023
                                                            File No. 024-11852

       Dear Paul Ogorek:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2023 letter.

       Post-qualification Amendment No. 4 to Form 1-A

       Item 4. Summary Information Regarding the Offering, page 1

   1. We note you disclosed $140,500 as the portion attributable to securities offered within the last twelve months,
although Item 6 indicates that you sold 1,605,000 shares at $0.10 per share, which would
yield $160,500. Please revise or advise.
       General

   2. We note your revised disclosure on page 3 in response to prior comment 1. Please further revise to clarify that
you are offering a total of 50,000,000 shares of common stock by (i)
                                                        clearly disclosing that
you have sold 1,605,000 shares in the offering as of the date of your
 Paul Ogorek
PGD Eco Solutions, Inc.
July 26, 2023
Page 2
      offering circular and (ii) removing the reference "before this offering" in reference to the number of outstanding shares (as this creates the implication that you are offering
      50,000,000 shares in addition to the 1,605,000 shares previously sold, which is not consistent with your Form 1-A).
3. We note your response to prior comment 4 and reissue it in part. Please revise the related party transactions section to disclose information as of the most reasonably practicable date.
      Please contact Gregory Herbers at 202-551-8028 or Jennifer Angelini at 202-551-
3047 with any other questions.



                                                             Sincerely,
FirstName LastNamePaul Ogorek
                                                             Division of
Corporation Finance
Comapany NamePGD Eco Solutions, Inc.
                                                             Office of
Manufacturing
July 26, 2023 Page 2
cc:       John J. Brannelly
FirstName LastName